

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02027869

NO ACT
P.E 2-15-02
1-00442

March 27, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/27/2002

Donald W. Shuper
13715 NW 70th Place
Redmond, WA 98052

Re: The Boeing Company
Reconsideration request dated February 15, 2002

Dear Mr. Shuper:

This is in response to your letter dated February 15, 2002 concerning the shareholder proposal you submitted to Boeing. On February 13, 2002, we issued our response expressing our informal view that we would not recommend enforcement action to the Commission if Boeing omitted portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3) unless you revised the proposal in a specified manner. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue
Suite 4800
Seattle, WA 98101-3099

012927

Securities and Exchange Commission Fri, Feb 15, 2002
Office of Chief Counsel Division of Corporation Finance Judiciary Plaza 450 Fifth Street, N.W.
Washington, D.C. 20549 FAX -1-202-942-9525
Re: Boeing Shareholder Proposal by Don Shuper for Annual Meeting April 2002.
Re: Boeing letter of 07 February 2002, request for no-action letter from Perkins-Coie LLP on behalf of The Boeing Company. [**"Boeing 2nd request"**]

Subject: Appeal of portions of SEC letter of 14 Feb 2002

We would appreciate confirmation of receipt of this letter by reply to dshuper@att.net or by PHONE OR FAX to 425-885-9528. We have faxed copies to Perkins Coie and Boeing
Dear Sir or Madam:

We wish to appeal portions of the SEC letter regarding certain required deletions. Meanwhile, to speed up the process and avoid further delays, we are enclosing a copy of our redacted proposal in strict accordance with your requests, pending a resolution of our appeal.

1) . . .delete the sentence that begins " Communications" and ends
" . http://home.att.net/~dprops/welcome.html "
Comment : We can find no supportable or documented claims by Boeing that meet the standards described in Staff bulletin # 14 in section F-1, which states 'Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. "

The burden of proof is on Boeing, they have made no supportable claims, merely allegations.

2) . . "delete the sentence that begins " Please encourage and end . . . to loyal employees";

Comment : We have enclosed copies of the SEC response from last year, along with our proposal as published, and as initially submitted last year. We complied exactly with the SEC request, and believe your current response was caused by confusion resulting from Boeings' lack of proving their allegations, and our response which did not adequately resolve the issue of the "**informed** " wording. We did remove the "**informed**" wording from the Resolution statement as requested. Boeing made no further objections to the use of the word in our supporting statement in the last paragraph.

Thank you for your attention

Donald W Shuper 425-885-9528. 13715 NE 70th Place, Redmond, WA 98052



Use of the word 'informed"

In our initial submittal last year, our opening statement in our proposal was:

Resolved : The shareholders request that the Boeing Board of Directors adopt the following policy:

(1) All non-represented employees be given an **informed choice** between the old Boeing Heritage pension plans used prior to Jan 1, 1999, or the current Pension Value cash-balance plan at time of termination or retirement.

Boeing objected to the informed wording , and in the SEC response, the requirement said:

. . In our view, the proponent must:
- delete the word "**informed**" in the sentence that begins "All no-represented . . ." and ends "...or retirement."

Nothing was said about our use of the word **promise** or **informed** in our closing statement which said then and now:

Please encourage the BOD to keep their previous pension **promises** by giving an **informed** choice to the loyal employees who have helped make the company famous and profitable.

Thus we appeal your current decisions on the two issues -

1) use of our website URL
2) deletion of the last phrase, which was also mis-stated in your response, since the sentence does not end as indicated

Additionally, we have included our proposal, redacted as requested, and added what we believe is adequate- traceable support for our CalPERS statement.

attachments

a) Our current proposal - redacted in conformance with your initial request - pending our appeal.
b) Last years SEC request for our 2001 annual meeting proposal
c) Our 2001 proposal as published last year - specific areas marked

Our phone/fax number is the same -425-885-9528 - Yesterday- at noon our time we placed a call to the SEC 292-942- 2900 - requesting clarification. At the time we are faxing this - we have not received a response.

Thank you for your attention

Donald W Shuper

REDACTED IN ACCORDANCE WITH SEC FEB 14TH LETTER PENDING APPEAL
[391words] [Phrase deleted]portions are intended to be printed as shown

Resolved: Shareholders request the Board of Directors adopt the following policy:

(1) All employees vested at time of conversion be given a choice between their heritage plans or the Pension Value cash-balance plan at time of termination or retirement.

(2) The cash balance plan to provide a monthly annuity at least equal to that expected under the old pension plan, or an actuarially equivalent lump sum.

Supporting Statements

Boeing implemented the Pension Value Plan [PVP] in 1999 for over 100,000 non-represented employees Although the PVP is primarily one of benefit formula change, Boeing claimed it could not comply with eligibility, vesting, benefit and funding requirements by giving employees a choice at retirement or termination. Over 50 Congresspersons signed a letter to the IRS suggesting several changes in regulations including " . . . a safe harbor should be established allowing cash balance plans to meet existing legal requirements only if all employees are allowed to choose which pension plan works best for them . . ."

[Representative B. Sanders, February 24,2000]

Last year, this proposal received 52 million votes despite being incorrectly described on the proxy card as a retiree choice. The California Public Employees Retirement System supported it. From: CorpGov@calpers.ca.gov To:[proponent]

Subject: Boeing Proposal Date: Wed, 21 Mar 2001 09:39:51 -0800

X-WSS-ID: 16A6368A238361-01-01

Preliminary research indicates that this proposal warrants our support. We commend your efforts and look forward to reviewing the proxy material when released.

From April 2001 until Jan 2002, their website at http://www.calpers-governance.org/alert/proxy/proxy-results.asp stated: " BOEING CO Ticker: BA Shareholder Meeting Date: 4/30/01

Total Shares Voted:4,691,243 Number Description / Reason Vote

7. Shareholder Proposal : Give Certain Retirees a Choice Between Old Pension Plan and New Cash Balance Plan For CalPERS advocates non-discrimination in retirement."

We believe a majority of employee shareholders supported our proposal. Boeing declined multiple requests for the summary voting record of State Street which held 69 million employee shares as a trustee.

[Phrase deleted] Boeing will not provide a copy of their analysis described last year.

Boeing does not use excess plan investment gains to increase the benefits otherwise due any participant, but uses them to reduce or eliminate future Company contributions. [Phrase deleted] Last year, the amount used was 428 Million, about 20 percent of net earnings.

[Phrase deleted] who made the company famous and profitable

THANK YOU

February 16, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 22, 2000

The proposal requests that the board of directors adopt a policy that (1) all non-represented employees be given an informed choice between the pension plan used prior to January 1, 1999, or the current cash-balance pension plan at the time of termination or retirement, and (2) the cash-balance plan provide a monthly annuity at least equal to that expected under the old plan, or an actuarially equivalent lump sum.

We are unable to concur in your view that Boeing may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false and misleading under rule 14a-9. In our view, the proponent must:

- delete the word "informed" in the sentence that begins "All non-represented . . ." and ends ". . . or retirement";
- delete the sentence that begins "The IRS . . ." and ends ". . . September 1999";
- delete the phrase "to retroactively approve such conversions"; and
- provide factual support for the sentence that begins "Without a choice . . ." and ends ". . . turned it down".

Accordingly, unless the proponents provide Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

got a shareholder vote of 28.4%, and support from organizations like CALPERS. (California Public Employees Retirement System)

Please encourage the BOD to keep their previous pension promises by giving an informed choice to loyal employees who have helped make the company famous and profitable. Thank you.

Board of Directors' Response

The Boeing Company designed its new pension plan, the Pension Value Plan or PVP, to provide a single plan for the Company's non-represented salaried employees. Before the PVP was implemented in 1999, these employees earned benefits under more than 20 different plans and formulas that were sponsored by the "premerger" companies: Boeing, McDonnell Douglas and Rockwell. The PVP was designed to provide a level of benefits that would be nearly equivalent to the benefits provided under the prior plans. The Company did not adopt the PVP to reduce pension-related costs. On the contrary, the PVP increased the Company's pension liability substantially, as was disclosed in the 1998 Annual Report.

The PVP is not subject to the same criticisms as other cash-balance plans because it includes important features that are different from most other cash-balance pension plans:

- The PVP preserves all benefits earned under the former plans, and allows these benefits to continue growing in proportion to the employee's salary.
- Employees began earning new benefits under the PVP formula immediately upon the PVP's implementation rather than having a "wear-away" transition period before they could accrue any new benefits under the cash-balance plan.
- The PVP increases the percentage of pay that is credited to the employee's cash-balance "account" as the employee's age increases. Thus, the PVP gives the Company's oldest employees nearly four times more benefit credits each year than their youngest counterparts receive.

The Company believes, based upon its analysis, that for most employees who were near retirement age or who had long service when the PVP took effect, there is little difference in projected retirement benefits. In fact, due to the PVP's unusual features and the extra costs associated with this change, the Company further believes (based again on its analysis) that many employees' projected PVP benefits are slightly higher than the projected benefits from their former plans. Of course, different employees will be impacted differently. Contrary to the Proponent's Supporting Statement, overall, the PVP provides a level of benefits that is very close to, and in some cases better than, the benefits provided by the prior plans.

The Proponent's Supporting Statement alleges that the Company has broken "previous pension promises" made to employees. As just discussed, the Company does not believe that any promise was broken. All benefits that employees had already accrued under their prior plans have been preserved, as required by federal pension law. Both federal pension law and the terms of the prior pension plans gave the Company the right to change its pension plans for the future, as long as it did not reduce the benefits employees had already accrued. Boeing exceeded its legal obligation to merely preserve accrued benefits by not only protecting all of the prior plans' accrued benefits, but providing for the future growth of those benefits in proportion to employees' future salary growth, instead of merely freezing the prior accrued benefits.

PROPOSAL 7

SHAREHOLDER PROPOSAL ON PENSION PLANS

Two shareholders have advised the Company that they intend to present the following resolution at the Annual Meeting. In accordance with applicable proxy regulations, the proposed resolution and supporting statement, for which the Board of Directors and the Company accept no responsibility, are set forth below. Approval of this proposal would require the affirmative vote of a majority of the outstanding shares of Boeing stock present in person or by proxy and entitled to vote at the Annual Meeting.

Shareholder Resolution

RESOLVED: the shareholders request that the Boeing Board of Directors adopt the following policy:

(1) All non-represented employees be given a choice between the old Boeing [Heritage] pension plans used prior to Jan 1, 1999, or the current Pension Value cash-balance plan at time of termination or retirement.

(2) The cash balance plan to provide a monthly annuity at least equal to that expected under the old pension plan, or an actuarially equivalent lump sum.

Proponents' Supporting Statement

Boeing announced in 1998, and implemented in 1999, a new pension plan for over 100,000 non represented employees. None were given a choice of old or new plans. The IRS has yet to determine the tax status of the Boeing Pension Value cash-balance plan. Without tax qualified status, participants can be taxed on the value of the benefit they earn under a company-sponsored retirement plan each year. The company also risks significant tax-liabilities.

The legality of cash-balance pension plans has been challenged in courts, are currently under government scrutiny, and have been the subject of extensive press coverage. In many cases, older workers have found out they now must work years longer to get the same benefits promised under the old plans. The EEOC has created a task force to gather information and complaints from employees relating to age-discrimination issues. Congressional hearings have been held, and related legislation has been promoted by corporate lobbyists.

Boeing offered the same plan to the Society of Professional Engineering Employees in Aerospace (SPEEA). The cash-balance plan and the company offered medical insurance takeaways were a factor in the largest white collar strike in history. The company has never offered a reason for no choice of plans for current employees.

Some older employees must now work extra years to reach the same pension previously promised under the Heritage plans. To change the goal-posts for employees nearing retirement by using methods of questionable legality which have been the subject of government investigations for over a year is inappropriate for a company that wants to keep its best employees.

Cash-balance plans have incited huge protest meetings, union organizing, adverse media coverage, and Senate hearings. For example, an IBM shareholder proposal making a similar request last year

FAX FROM DON SHUPER

MY FAX NUMBER 425-885-9528

DATE: Friday, February 15, 2002

TO : SEC, Division of Corporate Finance

FAX : 202 942-9525

PAGES 7

NOTES : This is our appeal to the SEC letter of FEB 14- we have enclosed our redacted version pending our appeal. Please confirm receipt by calling 425-885-9528
Thank You

From: Donald Shuper [dshuper@att.net]
Sent: Monday, March 18, 2002 4:59 PM
To: SEC Division of Corp Finance
Cc: James.C. Johnson; morgj@perkinscoie.com
Subject: RE Boeing Shareholder proposal

ATTN Martin Dunn and Maryse Mills Apenteng

Today - I received in the mail the SEC response - but NO mention of my
appeal faxed to Boeing and the SEC on FEB 15th
My fax log shows my appeal was faxed to sec division of Corp finance
1-202-942-9525 at 13.38 my time on Feb 15,2002.

Boeing and perkins Coei were also included- and both confirmed receipt
of my appeal

Further - last week I called and left a message at 202 -942-2900 -
and never received a response

Copied and pasted into this e-mail is my appeal

I request immediate confirmation of receipt of this e-mail and consideration of my appeal

Thank you - Donald Shuper 425-885=-9528

========

Securities and Exchange Commission
Fri,Feb 15th,2002
Office of Chief Counsel Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
FAX
-1-202-942-9525
Re: Boeing Shareholder Proposal by Don Shuper for Annual Meeting April
2002.

CFLETTERS

From: Donald Shuper [dshuper@att.net]
Sent: Monday, March 18, 2002 7:54 PM
To: James.C. Johnson; morgj@perkinscoie.com
Cc: SEC Division of Corp Finance
Subject: Confirmation of SEC call today RE Boeing Shareholder proposal

RE Boeing Shareholder proposal e-mail

In response to my e-mail his afternoon- I received a call from the SEC

They agreed to look at my appeal - they could find no trace of my
Faxc of the 15th.

I read to them the Boeing statement about filing on the 22nd, and that I
had received an updated copy of the BOD statement in Objection. the
only difference noted was my proposal is now number 13 instead of 12.

I re-restated verbally my basis for appeal - and verbally added that
the exclusion of the ' pumped up earnings statement" actually resulted
in misleading information,

- - - Boeing does not use excess plan investment gains to increase the
benefits otherwise due any participant, but uses them to reduce or
eliminate future Company contributions.
[Phrase deleted] Last year, the amount used was 428 Million, about 20
percent of net earnings. ---

in that it now looks like Boeing applied the 428 Million as a company
contribution - and not to earnings.

I also explained my concerns about my web-site address in that Boeing
provided no support as to the unacceptability of my site URL -

as
described in the SEC staff letter.

I suggested that further communications be by e-mail - alternate FAX -
and verified my Fax number as 425-885-9528

About a half hour later- I left a phone message for Ms Morgan.

I Stand ready to work with everyone to bring final resolution by the
22nd of March should changes be appropriate, and suggest that e-mail
communications be used to document whatever is needed

Don Shuper

======== ======= ====== =====
Don Shuper dshuper@att.net
My Site
http://home.att.net/~dshuper/welcome.html
Shareholder proposal
http://home.att.net/~dprops/welcome.html
======== ======= ====== =====

From: Donald Shuper [dshuper@att.net]
Sent: Monday, March 18, 2002 10:26 PM
To: SEC Division of Corp Finance
Cc: James.C. Johnson; morgj@perkinscoie.com
Subject: BOEING SHAREHOLDER PROPOSAL APPEAL

ATTN Martin Dunn and Maryse Mills Apenteng

===

I note that in the SEC No- action letter of Feb 13th, you authorized
publication of my proposal with certain words and phrases redacted.

Specifially, Boeing had complained about the use of the word " pump -
up " as submitted. there statement follows in thier rebuttal to my
offer of adding the word legally..

"1. Proponent stated in paragraph 5 of his original Proposal that the Company "uses excess plan investment gains. . . to pump-up
earnings with non-spendable dollars. " The Company in its no-action
request letter argued that this allegation "is properly excludable
because it impugns the Company's integrity by falsely and misleadingly
implying that the Company is using improper accounting procedures to
falsify its earnings." In his rebuttal letter, Proponent suggests that
the false and misleading nature of this allegation can be remedied by
adding the word "legally" before the words "pump up." This attempted
"fix" does not work, because the statement still accuses the Company of
pumping up earnings, and by use of that pejorative phrase, implies that
the Company has acted improperly. Accordingly, the entire

statement
should be excluded from the Proposal.

My comment was as follows

"Comment: Some of our dictionary definitions of "pump up" include; to increase, heighten, or strengthen. We can find no definition that appears to be objectively pejorative. [Webster Encyclopedic Unabridged Dictionary, 2001 Edition]. For example,
possible substitutions could include inflate, increase, heighten,
strengthen. We believe it would be easier to resolve by a simple phone
call than to pick any alternate wording and get further embroiled in the
passing of notes with multiple copies game across the country as a
result of the untimely response by Boeing.

The SEC response was :

Delete the phrase "and to pump up earnings with non-spendable
dollars" from the sentence that begins "Boeing does not . . ' and ends
.... . with non-spendable dollars";

As I've mentioned, deletion of that phrase does change the meaning.

Perhaps this recent sub-headline from the Wall Street Journal may put
the use of the words ' pump up ' in a different light - partial extract
included here. Apparently the WSJ also does not consider it pejorative.

March 15, 2002
HEARD ON THE STREET

IBM's Overfunded Pension Plan Won't Pump Up the Bottom Line

By WILLIAM M. BULKELEY

Staff Reporter of THE WALL STREET JOURNAL

The pension profit bonanza is diminishing at International Business
Machines.

For years, Big Blue has been chalking up big profits from its overfunded
pension plan, which, as critics have noted, has little to do with how
well the company is doing in its main business of selling technology.

But in 2002, IBM has cut its actuarial rate of return -- a critical fact
in determining how much it books from pension gains -- to 9.5% from 10%.
That, say several sharp-eyed observers, means pension income is destined
to decline this year for the first time since pensions became an income
item instead of a cost item for IBM in 1996.
IBM's 2001 Earnings Were Stronger Than Early Report Said, Filings Show1
03/12/02 "

End extract

I might note that Boeing uses a 9.25% expected return on plan assets
for the year 2000 - page 89-annual report.

Thank you for your reconsideration

=== End ===

======== ======= ====== =====
Don Shuper dshuper@att.net
My Site
http://home.att.net/~dshuper/welcome.html

Shareholder proposal
http://home.att.net/~dprops/welcome.html
========= ======= ====== =====

Re: Boeing letter of 07 February 2002, request for no-action letter from
Perkins-Coie LLP on behalf of The Boeing Company. ["Boeing 2nd request"
]

Subject: Appeal of portions of SEC letter of 14 Feb 2002

We would appreciate confirmation of receipt of this letter by
reply to dshuper@att.net or by PHONE OR FAX to 425-885-9528. We have
faxed copies to Perkins Coie and Boeing

Dear Sir or Madam:

We wish to appeal portions of the SEC letter regarding certain
required deletions. Meanwhile, to speed up the process and avoid further
delays, we are enclosing a copy of our redacted proposal in strict
accordance with your requests, pending a resolution of our appeal.

1) . . .delete the sentence that begins " Communications" and ends
" . http://home.att.net/~dprops/welcome.html "

Comment : We can find no supportable or documented claims by
Boeing that meet the standards described in Staff bulletin # 14 in
section F-1, which states 'Companies seeking to exclude a website
address under rule 14a-8(i)(3) should specifically indicate why they
believe information contained on the particular website is materially
false or misleading, irrelevant to the subject matter of the proposal or
otherwise in contravention of the proxy rules. "

The burden of proof is on Boeing, they have made no supportable
claims, merely allegations.

2) . . "delete the sentence that begins " Please encourage and end
. . . to loyal employees";

Comment : We have enclosed copies of the SEC response from last

year, along with our proposal as published, and as initially submitted
last year. We complied exactly with the SEC request, and believe your
current response was caused by confusion resulting from Boeings' lack of
proving their allegations, and our response which did not adequately
resolve the issue of the "informed " wording. We did remove the
"informed" wording from the Resolution statement as requested. Boeing
made no further objections to the use of the word in our supporting
statement in the last paragraph.

Thank you for your attention

Donald W Shuper 425-885-9528. 13715 NE 70th Place, Redmond, WA
98052

==== .

Use of the word 'informed"

In our initial submittal last year, our opening statement in our
proposal was:

Resolved : The shareholders request that the Boeing Board of Directors adopt the following policy:

(1) All non-represented employees be given an informed choice
between the old Boeing Heritage pension plans used prior to Jan 1, 1999,
or the current Pension Value cash-balance plan at time of termination or
retirement.

Boeing objected to the informed wording , and in the SEC response, the requirement said:

. . In our view, the proponent must:
- delete the word "informed" in the sentence that begins "All no-represented . . ." and ends "...or retirement "

Nothing was said about our use of the word promise or

informed
in our closing statement which said then and now:

Please encourage the BOD to keep their previous pension promises
by giving an informed choice to the loyal employees who have helped make
the company famous and profitable.

Thus we appeal your current decisions on the two issues -

1) use of our website URL
2) deletion of the last phrase, which was also mis-stated in your response, since the sentence does not end as indicated

Additionally, we have included our proposal, redacted as requested, and added what we believe is adequate- traceable support for
our CalPERS statement.

attachments

a) Our current proposal - redacted in conformance with your initial
request - pending our appeal.
b) Last years SEC request for our 2001 annual meeting proposal
c) Our 2001 proposal as published last year - specific areas marked

Our phone/fax number is the same -425-885-9528 - Yesterday- at
noon our time we placed a call to the SEC 292-942- 2900 - requesting
clarification. At the time we are faxing this - we have not received a
response.

Thank you for your attention

Donald W Shuper

REDACTED IN ACCORDANCE WITH SEC FEB 14TH LETTER PENDING APPEAL
[391words] [Phrase deleted]portions are intended to be printed as
shown

Resolved: Shareholders request the Board of Directors adopt the following policy:

(1) All employees vested at time of conversion be given a choice
between their heritage plans or the Pension Value cash-balance plan at
time of termination or retirement.

(2) The cash balance plan to provide a monthly annuity at least
equal to that expected under the old pension plan, or an actuarially
equivalent lump sum.

Supporting Statements

Boeing implemented the Pension Value Plan [PVP] in 1999 for over
100,000 non-represented employees Although the PVP is primarily one of
benefit formula change, Boeing claimed it could not comply with eligibility, vesting, benefit and funding requirements by giving employees a choice at retirement or termination. Over 50 Congresspersons signed a letter to the IRS suggesting several changes in
regulations including " . . . a safe harbor should be established
allowing cash balance plans to meet existing legal requirements only if
all employees are allowed to choose which pension plan works best for
them . . ." [Representative B. Sanders, February 24,2000]

Last year, this proposal received 52 million votes despite being
incorrectly described on the proxy card as a retiree choice. The
California Public Employees Retirement System supported it.

From:
CorpGov@calpers.ca.gov To:[proponent]

Subject: Boeing Proposal Date: Wed, 21 Mar 2001 09:39:51 -0800

X-WSS-ID: 16A6368A238361-01-01

Preliminary research indicates that this proposal warrants our
support. We commend your efforts and look forward to reviewing the proxy material when released.

From April 2001 until Jan 2002, their website at

http://www.calpers-governance.org/alert/proxy/proxy-results.asp
stated: " BOEING CO Ticker: BA Shareholder Meeting Date:
4/30/01
Total Shares Voted:4,691,243 Number Description / Reason Vote
7. Shareholder Proposal : Give Certain Retirees a Choice
Between Old
Pension Plan and New Cash Balance Plan For CalPERS
advocates
non-discrimination in retirement."

We believe a majority of employee shareholders supported our proposal. Boeing declined multiple requests for the summary voting
record of State Street which held 69 million employee shares as a
trustee.

[Phrase deleted] Boeing will not provide a copy of their analysis described last year.

Boeing does not use excess plan investment gains to increase the
benefits otherwise due any participant, but uses them to reduce or
eliminate future Company contributions.
[Phrase deleted] Last year, the amount used was 428 Million, about 20
percent of net earnings.

[Phrase deleted] who made the company famous and profitable
THANK YOU

===== END OF RESUBMITTAL OF APPEAL OF FEB 15TH

CFLETTERS

From: Donald Shuper [dshuper@att.net]
Sent: Friday, March 22, 2002 1:31 PM
To: SEC Division of Corp Finance
Cc: James.C. Johnson; @sec.gov
Subject: Formal complaint against Boeing re proxy

RE Boeing shareholder proposal number 13

I've just found the 2002 proxy as filed. I wish to formally complain the Boeing has edited my proposal neither in co0nformance with
the SEC requests , or my redacted proposal which was done in exact
conformance with the SEC letter of Feb 13th. As a result, one of the
statements is specifically and objectively materially false and
misleading.

I note that Boeing made absolutely NO effort to communicate or
resolve any wording issues, and has NOT acted in good faith throughout
this process.

As filed the statement reads

"Boeing does not use excess plan investment gains to increase
the benefits otherwise due any participant, but uses them to reduce or
eliminate future Company contributions. Last year, the amount used was
428 Million, about 20 percent of net earnings. "

This statement now means that 428 Million was used to reduce
company contributions> this is in direct contradiction to the facts as
stated in the 2000 Annual report/ That 428 Million was included in
EARNINGS and not used as part of a company contribution.

Additionally, .in accordance with SEC instructions, I provided
an EXACT documented reference to the CalPERS statement.

My original proposal stated
"The California Public Employees Retirement System supported last year's proposal] and stated, 'CalPERS advocates non discrimination
in retirement. "

Boeing objected - and when I provided the site reference then
complained that the site had changed. The SEC then requested

" revise the sentence that begins that begins"TheCalifomiaPublic. .."and ends' .in retirement"' to provide factual support In the form of a citation to a
specific source;

My redacted proposal in conformance with the SEC request then
stated
The California Public Employees Retirement System supported it.
From: CorpGov@calpers.ca.gov To:[proponent]
Subject: Boeing Proposal Date: Wed, 21 Mar 2001 09:39:51 -0800
X-WSS-ID: 16A6368A238361-01-01
Preliminary research indicates that this proposal warrants our
support. We commend your efforts and look forward to reviewing the proxy material when released.
From April 2001 until Jan 2002, their website at
http://www.calpers-governance.org/alert/proxy/proxy-results.asp

stated: " BOEING CO Ticker: BA Shareholder Meeting Date: 4/30/01
Total Shares Voted:4,691,243 Number Description / Reason Vote
7. Shareholder Proposal : Give Certain Retirees a Choice Between Old Pension Plan and New Cash Balance Plan For CalPERS
advocates non-discrimination in retirement."

Boeing not only ignored my revised proposal but made their own
version of modifications by stating

. . . The California Public Employees Retirement System supported it."

Additionally- Boeing refused to note where sections had been deleted by SEC request , and deleted the final statement in its entirety
- even though it was identical to the statement used in the previous
year.

Please encourage the BOD to keep their previous pension promises
by giving an informed choice to the loyal employees who have helped make
the company famous and profitable THANK YOU.

Nor did they redact it in accordance with the SEC request.

Don Shuper 425-885-9528

======== ======= ====== =====
Don Shuper dshuper@att.net
My Site
http://home.att.net/~dshuper/welcome.html
Shareholder proposal
http://home.att.net/~dprops/welcome.html
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CFLETTERS

From: Donald Shuper [dshuper@att.net]
Sent: Friday, March 22, 2002 12:16 PM
To: SEC Division of Corp Finance
Cc: James.C. Johnson; morgj@perkinscoie.com
Subject: Boeing shareholder proposal appeal

Yesterday -21st- 1PM my time I again called to find out status of my
appeal - left message for Mr Dunn

Reminding that Boeing plans to file proxy today-March 22

What is the status of my appeal re my proposal? It will be included
of course - but the wording is at issue

Don Shuper 425-885-9528 Phone and Fax numbers the same -- e-mail
as above

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Don Shuper dshuper@att.net
My Site
http://home.att.net/~dshuper/welcome.html
Shareholder proposal
http://home.att.net/~dprops/welcome.html
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